UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File No. 00-30082

ENVOY CAPITAL GROUP INC.
(Translation of registrant's name into English)

30 St. Patrick Street, Suite 301
Toronto, Ontario M5T 3A3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

SUBMITTED HEREWITH

Exhibits
99.1	News Release dated November 14, 2011 - Envoy Capital announces Merus Labs licensing agreement with Innocoll for surgical adhesion barrier CollaGUARD
99.2	Material Change Report dated November 14, 2011
99.3	News Release dated November 11, 2011 - Merus Labs And Envoy Capital Enter Into A Definitive Agreement
99.4	Material Change Report dated November 11, 2011
99.5	Notice of Special Meeting to be held on December 9, 2011, dated November 10, 2011
99.6	Joint Management Information Circular dated November 10, 2011
99.7	Form of Proxy
99.8	Letter of Transmittal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011

ENVOY CAPITAL GROUP INC.

/s/ Andrew Patient
_________________________________________
Andrew Patient
Chief Financial Officer